

February 10, 2014

Via E-mail
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

      RE: **China Housing & Land Development, Inc.**
             Form 10-K/A1 for the Fiscal Year Ended December 31, 2012
             Filed November 20, 2013
             Response Letter Filed January 7, 2014
             File No. 1-34065

Dear Mr. Feng:

      We have reviewed your letter and have the following comments. Please respond to this letter within ten business days by amending your filings or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. As previously observed, it does not appear that the audit reports on pages 47-48 fully comply with Article 2-02 of Regulation S-X. Please file an amendment to the 2012 10-K that includes appropriate audit reports covering the 2010 and 2011 periods. Your impending 2013 10-K should also be compliant with this comment.

2. Based on the projections included in your response letter, it appears that your primary basis for having expensed only $3 million (through 2012) of the $48 million intangible acquired in 2007 is that you expect an extraordinary amount of profits to be generated in future periods. Specifically, we understand from your prior disclosures that approximately $30 million of profits have been recognized on the 487 acre development project through 2012, whereas the expected profits from the 2013-2018 Puhua Phases III & IV + Golden Bay + Textile City projects aggregate to approximately $900 million at a 6.1 RMB/USD exchange rate. In future filings, including your 2013 Form 10-K, please expand your critical accounting policy on this significant intangible asset to clearly inform investors about the subjective estimates which support your accounting. For example, given that your 2008-2013 operating profits (revenues less COGS and operating expenses) total approximately $75 million, please explain to your investors how you reasonably project that $900 million of future profits will be generated by this asset.

Explain also the specific assumptions you made in concluding that the profit margins on Puhua Phases III & IV, Golden Bay and Textile City will range between 39% and 55% given that the gross margins (which are obviously higher than operating margins) reflected in your historical financial statements have only ranged from 23%-31%. If you expect a substantial reduction in labor and materials costs then please explain the basis for that assumption. If you expect a substantial increase in demand and/or prices then fully disclose the specific economic and demographic data you relied upon to make that assumption. Further, reconcile your assumptions with the fact that the local government has issued a mandate to "slow down LUR sales." See Section 501.14 of the Financial Reporting Codification. Note that if at any time you and your auditors are unable to reasonably conclude that the projections included in your letter are objective and reasonable, then your accounting should be revised accordingly.

You may contact Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief